SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. __)*

                        PAUL MUELLER COMPANY
----------------------------------------------------------------------
                          (Name of Issuer)

                            COMMON STOCK
----------------------------------------------------------------------
                   (Title of Class of Securities)

                             624752-10-1
----------------------------------------------------------------------
                            (CUSIP Number)

     David L. Moore, 1020 West 59th Street, Kansas City, MO 64113
----------------------------------------------------------------------
                 (Name & Address of Person Authorized
                 to Receive Notices & Communications)

                            (816) 333-9777
----------------------------------------------------------------------
    (Telephone number, including Area Code, of Authorized Person)

                             May 16, 1996
----------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial owner-ship of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1. NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Moore Sons Investments, L.P.
          E/I/N 43-1745397

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP:

          (a) /_/

          (b) /x/

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS: *

          00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /__/

          N/A

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

          Missouri

---------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  SOLE VOTING POWER:

          58,879

 8.  SHARED VOTING POWER:

          -0-

 9.  SOLE DISPOSITIVE POWER:

          58,879

10.  SHARED DISPOSITIVE POWER:

          -0-

---------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          58,879

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN LINE 11 ABOVE EXCLUDES
     CERTAIN SHARES: *    /__/

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN LINE 11 ABOVE:

          5.04%

12.  TYPE OF REPORTING PERSON:

          Partnership

*SEE INSTRUCTIONS BEFORE FILLING OUT! Include both sides of the cover page, responses to items 1-7 (including exhibits) of the schedule, and the signature attestation.

 1. NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          David L. Moore
          S/S/N ###-##-####

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP:

          (a) /_/

          (b) /x/

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS: *

          N/A

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /__/

          N/A

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States

---------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  SOLE VOTING POWER:

          -0-

 8.  SHARED VOTING POWER:

          58,879

 9.  SOLE DISPOSITIVE POWER:

          -0-

10.  SHARED DISPOSITIVE POWER:

          58,879

---------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          71,588

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN LINE 11 ABOVE EXCLUDES
     CERTAIN SHARES: *    /__/

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN LINE 11 ABOVE:

          6.13%

12.  TYPE OF REPORTING PERSON:

          Individual

*SEE INSTRUCTIONS BEFORE FILLING OUT! Include both sides of the cover page, responses to items 1-7 (including exhibits) of the schedule, and the signature attestation.

 1. NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Mary Kathleen Moore
          S/S/N ###-##-####

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP:

          (a) /_/

          (b) /x/

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS: *

          N/A

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /__/

          N/A

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States

---------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  SOLE VOTING POWER:

          12,709

 8.  SHARED VOTING POWER:

          58,879

 9.  SOLE DISPOSITIVE POWER:

          12,709

10.  SHARED DISPOSITIVE POWER:

          58,879

---------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          71,588

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN LINE 11 ABOVE EXCLUDES
     CERTAIN SHARES: *    /__/

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN LINE 11 ABOVE:

          6.13%

12.  TYPE OF REPORTING PERSON:

          Individual

*SEE INSTRUCTIONS BEFORE FILLING OUT! Include both sides of the cover page, responses to items 1-7 (including exhibits) of the schedule, and the signature attestation.

ITEM 1   SECURITY AND ISSUER

         TITLE OF CLASS OF SECURITIES:

              Common Stock

         NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
         OFFICES:

              Paul Mueller Company
              1600 West Phelps Street
              Springfield, Missouri 65801-0828

ITEM 2   IDENTITY AND BACKGROUND

         A. NAME OF PERSON FILING:

                 Moore Sons Investments, L.P.

            STATE OF ORGANIZATION:

                 Missouri

            PRINCIPAL BUSINESS:

                 Family Limited Partnership - Managing various assets of the Moore Family

            ADDRESS OF PRINCIPAL BUSINESS:

                 1020 West 59th Street
                 Kansas City, MO 64113

            ADDRESS OF PRINCIPAL OFFICE:

                 1020 West 59th Street
                 Kansas City, MO 64113

                 The above-listed person has not, during the last five years, been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors).

                 The above-listed person has not, during the last five years, been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining fur-ther violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         B. NAME OF PERSON FILING:

                 David L. Moore (1)

            ADDRESS OF RESIDENCE:

                 1020 West 59th Street
                 Kansas City, MO 64113

            PRESENT PRINCIPAL OCCUPATION:

                 Medical Doctor

            NAME, PRINCIPAL BUSINESS, AND ADDRESS OF CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

                 David L. Moore, M.D.
                 4400 Broadway, Suite 400
                 Kansas City, MO 64111

                 The above-listed person has not, during the last five years, been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors).

                 The above-listed person has not, during the last five years, been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining fur-ther violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            CITIZENSHIP:

                 United States

         C. NAME OF PERSON FILING:

                 Mary Kathleen Moore (2)

            ADDRESS OF RESIDENCE:

                 1020 West 59th Street
                 Kansas City, MO 64113

            PRESENT PRINCIPAL OCCUPATION AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

                 N/A

---------------

(1) Filing solely in his capacity as a general partner of Moore Sons Investments, L.P. Pursuant to Rule 13d-4, David L. Moore dis-claims beneficial ownership of all such shares owned by said limited partnership.

(2) Filing solely in her capacity as a general partner of Moore Sons Investments, L.P. Pursuant to Rule 13d-4, Mary Kathleen Moore disclaims beneficial ownership of all such shares owned by said limited partnership.

                 The above-listed person has not, during the last five years, been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors).

                 The above-listed person has not, during the last five years, been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining fur-ther violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            CITIZENSHIP:

                 United States

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid by Moore Sons Investments, L.P. for the shares of common stock of the issuer held by it consisted solely of partnership interests in the limited partnership.

ITEM 4   PURPOSE OF TRANSACTION

         The transaction was entered into for estate-planning pur-poses.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER (AS OF DECEMBER 31,
         1996)

         MOORE SONS INVESTMENTS, L.P.
         ----------------------------

         a)  AMOUNT BENEFICIALLY OWNED:

                  58,879 shares

         b)  PERCENT OF CLASS:

                  5.04%

         c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       58,879 shares (3)

             ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       0 shares

            iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       58,879 shares (4)

             iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       0 shares

---------------

(3) Acting through its two general partners (David L. Moore and Mary Kathleen Moore), Moore Sons Investments, L.P. has sole power to vote or to direct the vote of 58,879 shares of common stock.

(4) Acting through its two general partners (David L. Moore and Mary Kathleen Moore), Moore Sons Investments, L.P. has sole power to dispose or to direct the disposition of 58,879 shares of common stock.

         DAVID L. MOORE
         --------------

         a)  AMOUNT BENEFICIALLY OWNED:

                  71,588 shares (5)

         b)  PERCENT OF CLASS:

                  6.13%

         c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       0 shares

             ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       58,879 shares (6)

            iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       0 shares

             iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       58,879 shares (7)

         MARY KATHLEEN MOORE
         -------------------

         a)  AMOUNT BENEFICIALLY OWNED:

                  71,588 shares

         b)  PERCENT OF CLASS:

                  6.13%

         c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       12,709 shares

---------------

(5) In his capacity as a general partner of Moore Sons Investments, L.P., David L. Moore may be deemed to be the beneficial owner of 58,879 shares of common stock owned by said limited partnership. Pursuant to Rule 13d-4, David L. Moore disclaims beneficial of all such shares owned by said limited partnership. As the husband of Mary Kathleen Moore, David L. Moore may be deemed to be the bene-ficial owner of an additional 12,709 shares of common stock which are owned by Mary Kathleen Moore. Pursuant to Rule 13d-4, David
    L. Moore disclaims beneficial ownership of all such shares exclu-sively owned by Mary Kathleen Moore.

(6) In his capacity as a general partner of Moore Sons Investments, L.P., David L. Moore may be deemed to have the shared power to vote or to direct the vote of 58,879 shares of common stock owned by said limited partnership. Pursuant to Rule 13d-4, David L. Moore disclaims beneficial ownership of all such shares owned by said limited partnership.

(7) In his capacity as a general partner of Moore Sons Investments, L.P., David L. Moore may be deemed to have the shared power to dispose or to direct the disposition of 58,879 shares of common stock owned by said limited partnership. Pursuant to Rule 13d-4, David L. Moore disclaims beneficial ownership of all such shares owned by said limited partnership.

             ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       58,879 shares (8)

            iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       12,709 shares

             iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:

                       58,879 shares (9)

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         David L. Moore and Mary Kathleen Moore are parties to the Limited Partnership Agreement of Moore Sons Investments, L.P., a family limited partnership. Moore Sons Investments, L.P. holds 58,879 shares of the common stock of Paul Mueller Company.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT 1 Agreement among David L. Moore, Mary Kathleen Moore, and Moore Sons Investments, L.P. to file a joint acquisition statement.

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, com-plete and correct.

                                MOORE SONS INVESTMENTS, L.P.

DATE:  February __, 1997        BY:   /S/   DAVID L. MOORE
       -----------------        --------------------------------------
                                NAME:       David L. Moore
                                TITLE:      General Partner

DATE:  February __, 1997        BY:   /S/   MARY KATHLEEN MOORE
       -----------------        --------------------------------------
                                NAME:       Mary Kathleen Moore
                                TITLE:      General Partner

---------------

(8) In her capacity as a general partner of Moore Sons Investments, L.P., Mary Kathleen Moore may be deemed to have the shared power to vote or to direct the vote of 58,879 shares of common stock owned by said limited partnership. Pursuant to Rule 13d-4, Mary Kathleen Moore disclaims beneficial ownership of all such shares owned by said limited partnership.

(9) In her capacity as a general partner of Moore Sons Investments, L.P., Mary Kathleen Moore may be deemed to have the shared power to dispose or to direct the disposition of 58,879 shares of common stock owned by said limited partnership. Pursuant to Rule 13d-4, Mary Kathleen Moore disclaims beneficial ownership of all such shares owned by said limited partnership.

DATE:  February __, 1997              /S/   DAVID L. MOORE
       -----------------        --------------------------------------
                                            David L. Moore

DATE:  February __, 1997              /S/   MARY KATHLEEN MOORE
       -----------------        --------------------------------------
                                            Mary Kathleen Moore

                            EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
-----------          -------------------------------------------------
    1                Agreement pursuant to Rule 13d-1(f)(l)(iii),
                     filed herewith.